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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

BATTLE MOUNTAIN GOLD EXPLORATION CORP.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
07159T100
(CUSIP Number)
Tony Jensen
President and Chief Executive Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660

With copies to:

Bruce C. Kirchhoff
Vice President and General Counsel
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
(303) 573-1660

Paul Hilton, Esq.
Hogan & Hartson L.L.P.
1200 Seventeenth Street, Suite 1500
Denver, CO 80202
(303) 899-7300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	07159T100	Page 2 of 7

1	NAMES OF REPORTING PERSONS: Royal Gold, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-0835164

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0- shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		57,068,052 shares [1,2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- shares

WITH	10	SHARED DISPOSITIVE POWER:

57,068,052 shares[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

57,068,052 shares[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

59.71%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1 Includes 12,102,940 shares of common stock held by IAMGOLD Corporation and 4,000,000 shares of common stock issuable to IAMGOLD Corporation upon conversion of a debenture in the principal amount of $2,000,000. Also includes 16,774,192 shares of common stock beneficially owned by Mark Kucher, which includes 3,160,000, 1,000,000, 3,400,000 and 40,000 shares of common stock owned by Bug River Trading Corp., British Swiss Investment Corp., Warrior Resources Corp. and Mr. Kucher’s spouse, respectively, and also includes an option to purchase 800,000 shares of common stock at $0.40 per share that vested April 15, 2005, warrants to purchase up to 2,512,096 shares of common stock at $0.31 per share and 1,000,000 shares of common stock to be paid as bonus compensation. Also includes 23,190,920 shares deemed beneficially owned by Royal Gold upon conversion of the current outstanding amounts under a bridge loan facility. See "Item 5 — Interest in Securities of Issuer" for more information.
2 Includes shares that are subject to limitations on Royal Gold’s voting rights. See “Item 4 — Purpose of Transaction” and “Item 5 — Interest in Securities of Issuer” for more information.
3 Based on 64,070,442 shares of common stock issued and outstanding as of March 14, 2007, which number is based on information provided by Battle Mountain Gold Exploration Corp.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Royal Gold, Inc. on March 15, 2007, as amended, with respect to common stock, par value $0.001 per share (the “Common Stock”) of Battle Mountain Gold Exploration Corp., a Nevada corporation (“Battle Mountain”) based on updated capitalization information provided by Battle Mountain. Capitalized terms used herein have the meaning given to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     On March 28, 2007, Royal Gold entered into a Bridge Finance Facility Agreement (the “Facility Agreement” or “Facility”) with Battle Mountain and BMGX (Barbados) Corporation (with Battle Mountain “the Borrowers”) pursuant to which Royal Gold will make available to the Borrowers up to $20 million in bridge financing that is convertible at Royal Gold’s option into Common Stock as described more fully in Item 4 below. Royal Gold drew down approximately $10 million of its $80 million revolving credit facility with HSBC Bank USA National Association in order to make the loan to Battle Mountain pursuant to the unsecured promissory note that was converted into an advance under the Facility Agreement, described more fully in Item 4 below.
Item 4. Purpose of the Transaction.
     Royal Gold entered into the Facility Agreement in connection with its proposal to acquire 100% of the equity interests in Battle Mountain (the “Acquisition”). Under the Facility Agreement, Royal Gold may convert the outstanding principal, interest and expenses into Common Stock at a conversion price per share of $0.60 at any time during the term of the Facility, up to and including the earlier of 5 business days prior to March 28, 2008 and 45 days following the date which Battle Mountain and Royal Gold terminate the acquisition agreement. The summary of the Facility Agreement contained in this Amendment No. 2 to Schedule 13D is qualified in its entirety by reference to the Facility Agreement, which is incorporated by reference to Exhibit 99.1 hereto.
     Royal Gold previously loaned $13,914,552 to Battle Mountain pursuant to an unsecured promissory note. In connection with the execution of the Facility Agreement, the unsecured promissory note was superseded by a secured promissory note issued under the Facility Agreement, with the $13,914,552 loan constituting an advance under the Facility Agreement. Royal Gold is deemed to beneficially own 23,190,920 shares of Common Stock into which the $13,914,552 advance may be converted.
     On March 28, 2007 Royal Gold and Battle Mountain entered into a Voting Limitation Agreement (the “Voting Limitation Agreement”) pursuant to which Royal Gold has agreed that if definitive documentation for Royal Gold’s acquisition of Battle Mountain is executed, then during the period of time commencing upon the termination of the definitive documentation by Battle Mountain in accordance with its terms and the terms of the Voting Limitation Agreement as a result of Battle Mountain’s receipt of a superior bona fide acquisition proposal before Battle Mountain’s shareholders have approved the acquisition by Royal Gold and ending upon the earlier to occur of the consummation or termination of the transaction underlying the superior proposal, Battle Mountain’s acceptance of any proposed modifications to the definitive documentation with Royal Gold such that the proposal previously considered to be superior is no longer superior, or Battle Mountain’s receipt of shareholder approval approving the acquisition by Royal Gold, Royal Gold will not vote more than 39.9% of the total number of shares of Battle Mountain’s shares of common stock entitled to vote in favor of its transaction with Battle Mountain or in opposition to a competing transaction; provided however that Royal Gold may vote any remaining shares of Battle Mountain common stock in a manner proportionate to the manner in which all common shareholders of Battle Mountain (other than IAMGOLD, Kucher and Royal Gold) vote in respect of such a matter.
Item 5. Interest in Securities of the Issuer.
     (a) Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the provisions set forth in the Support Agreements and the Facility Agreement, Royal Gold may be deemed to have acquired beneficial ownership of 57,068,052 shares of Common Stock, constituting approximately 59.71% of the outstanding shares of Common Stock and all of the Common Stock subject of this Schedule 13D, assuming no additional borrowings under the Facility Agreement have been made. This includes 33,877,132 shares of Common Stock deemed to be beneficially owned by Royal Gold as a result of the Support Agreements with Kucher and IAMGOLD and

23,190,920.65 shares of Common Stock into which the $13,914,552 secured promissory note may be converted. Currently IAMGOLD and Kucher own, in the aggregate 25,565,036 outstanding shares of Common Stock, which, based on an aggregate of 64,070,442 shares of Common Stock issued and outstanding, represents 39.9% of the issued and outstanding Common Stock. Royal Gold’s ability to vote these shares as governed by the terms of the Voting Limitation Agreement. See “Item 4 — Purpose of Transaction” for more information.
     By virtue of their relationship with Royal Gold, the persons listed in Schedule A hereto may be deemed to beneficially owned the Common Stock subject of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person named in Item 2 above or Schedule A hereto is the beneficial owner of the Common Stock subject of this Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Item 7. Material to Be Filed as Exhibits.
The following documents are filed as exhibits to this Schedule 13D:

Exhibit No.	Description
99.1	Bridge Finance Facility Agreement among Battle Mountain Gold Exploration Corp. and BMGX (Barbados) Corporation as Royal Gold, Inc. dated March 28, 2007

99.2	Secured Promissory Note by Battle Mountain Gold Exploration Corp. and BMGX (Barbados) Corporation to Royal Gold, Inc. dated March 28, 2007

99.3	Second Amended and Restated Loan Agreement among Royal Gold, Inc., High Desert Mineral Resources, Inc. and HSBC Bank USA, National Association, dated January 5, 2007 (filed as Exhibit 10.5 to Royal Gold’s Quarterly Report on Form 10-Q (File No. 001-13357) on February 9, 2007 and incorporated herein by reference)

99.4	Voting Limitation Agreement by and between Royal Gold, Inc. and Battle Mountain Gold Exploration Corp. dated as of March 28, 2007 (filed as Exhibit 10.1 to Royal Gold’s Current Report on Form 8-K (File No. 001-13357) on March 30, 2007 and incorporated herein by reference)

Schedule A
Directors and Executive Officers of Royal Gold
     The name, principal occupation and business address of each director and executive officer of Royal Gold are set forth below. All of the persons listed below are citizens of the United States of America.

Name and Position	Present Principal Occupation and Residence or Business Address
Stanley Dempsey Executive Chairman	Executive Chairman 1660 Wynkoop Street Suite 1000 Denver, Colorado 80202

Edwin W. Peiker, Jr. Director	Retired 1660 Wynkoop Street Suite 1000 Denver, CO 80202

John W. Goth Director	Non-executive Director of Denver Gold Group, Director of Behre Dolbear 1660 Wynkoop Street Suite 1000 Denver, CO 80202

James W. Stuckert Director	Senior Executive of Hilliard, Lyon, Inc. 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Merritt E. Marcus Director	Retired 1660 Wynkoop Street Suite 1000 Denver, CO 80202

S. Oden Howell, Jr. Director	President of Howell & Howell Contractors, Owner of Kessinger Service Industries, LLC 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Donald Worth Director	Director of Sentry Select Capital Corporation, Director of Cornerstone Capital Resources, Inc. and Director of Tiomin Resources, Inc. 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Tony Jensen President, Chief Executive Officer and Director	President, Chief Executive Officer and Director 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Karen P. Gross Vice President & Corporate Secretary	Vice President & Corporate Secretary 1660 Wynkoop Street Suite 1000 Denver, CO 80202

William H. Heissenbuttel Vice President, Corporate Development	Vice President, Corporate Development 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Stefan Wenger Chief Financial Officer	Chief Financial Officer 1660 Wynkoop Street Suite 1000 Denver, CO 80202

Bruce C. Kirchhoff Vice President and General Counsel	Vice President and General Counsel 1660 Wynkoop Street Suite 1000 Denver, CO 80202

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 30, 2007

ROYAL GOLD, INC.
By:	/s/ Karen Gross
	Name:	Karen Gross
	Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Bridge Finance Facility Agreement among Battle Mountain Gold Exploration Corp. and BMGX (Barbados) Corporation as Royal Gold, Inc. dated March 28, 2007

99.2	Secured Promissory Note by Battle Mountain Gold Exploration Corp. and BMGX (Barbados) Corporation to Royal Gold, Inc. dated March 28, 2007

99.3	Second Amended and Restated Loan Agreement among Royal Gold, Inc., High Desert Mineral Resources, Inc. and HSBC Bank USA, National Association, dated January 5, 2007 (filed as Exhibit 10.5 to Royal Gold’s Quarterly Report on Form 10-Q (File No. 001-13357) on February 9, 2007 and incorporated herein by reference)

99.4	Voting Limitation Agreement by and between Royal Gold, Inc. and Battle Mountain Gold Exploration Corp. dated as of March 28, 2007 (filed as Exhibit 10.1 to Royal Gold’s Current Report on Form 8-K (File No. 001-13357) on March 30, 2007 and incorporated herein by reference)